Filed by Allen Telecom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 1-06016

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

     Five slides filed by Allen Telecom Inc. pursuant to Rule 425 under the Securities Act of 1933 on February 19, 2003 were modified in substance prior to their use in a presentation made to members of the financial analyst community by representatives of Andrew Corporation and Allen Telecom Inc. The following are those five slides as modified.

Transaction Rationale

Strategic Benefits:

- Strengthens leadership position in the RF footprint market
  - RF coaxial cables
  - Power amplifiers
  - Filters
  - Base station antennas
- Adds new growth areas including Geolocation and Repeaters and In-Building Systems
  - Leading supplier of solutions in these markets
- Provides "end-to-end," highly integrated solutions to customers

Financial Benefits:

- Potential for significant cost savings
  - Estimated in excess of $40 million in annual synergies post-integration
- Accretive to earnings in FY2004
- Strong balance sheet and enhanced financial flexibility

ANDREW®

ALLEN TELECOM

ANDREW

Product Segmentation

Annual Sales
($MM)
500
400
300
200
100
0
#1
#1
#1
#2
#1
#1
Market
Position
Antennas
Cable Products
RF Power Amplifiers
Filters
Geolocation
Repeaters & In-building Systems

ANDREW

ALLEN TELECOM

Consolidating the RF Path

PerforMax™ Base Station Antennas
Tower-top Amplifiers
Elliptical Waveguide
ValuLine® Antennas
In-building Applications
HELIAX® LDF and VXL Cables
Power Amplifiers
Filters and Diplexers
Geolocation

ANDREW®

ALLEN TELECOM

Geolocation Products

- Network-based E911 solutions
- Signed multi-year contracts with Verizon Wireless and AT&T Wireless in 2001
  - $8 million in shipments in CY2001
  - $89 million in shipments in CY2002
- New multi-year contracts in 2002
  - Triton PCS
  - Rural Cellular
  - Advantage Cellular
  - Centennial Wireless
  - HickoryTech
  - Eloqui
  - Dobson
- Backlog approximately $87 million as of December 31, 2002

911

ANDREW

ALLEN TELECOM

Additional Information and where to find it

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

Some of the statements in this document are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company’s ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers’ ability to fund purchases of our products and services, the company’s ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

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